Filed by American Tower Corporation

pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: SpectraSite, Inc.

(Commission File No.: 001-31769)

This filing relates to a planned business combination between American Tower Corporation (“American Tower”) and SpectraSite, Inc. (“SpectraSite”) pursuant to the terms of an Agreement and Plan of Merger, dated as of May 3, 2005 (the “Merger Agreement”), by and among American Tower, SpectraSite and Asteroid Merger Sub, LLC. The Merger Agreement will be filed with the Securities and Exchange Commission as an exhibit to the Report on Form 8-K to be filed by American Tower.

The following is a transcript of a conference call held on May 4, 2005 by members of American Tower’s management to announce the proposed merger to employees of American Tower. An archived copy of the presentation has been posted on the American Tower internal website for the benefit of employees.

AMERICAN TOWER CORPORATION

Moderator: Jim Taiclet

May 4, 2005

9:30 am CT

Operator:

Good morning. My name is (Rashida) and I will be your conference facilitator today. At this time, I would like to welcome everyone to the American Tower Employee conference call. All lines have been placed on mute to prevent any background noise.

After the speaker’s remarks, there will be a question and answer period. All lines will be open in order for you to ask a question. If you need any assistance during the call, please press star, then 0 on your—and an operator will come back on line to assist you.

I would now like to turn the call over to Chairman and CEO, Mr. Jim Taiclet. Mr. Taiclet, you may begin your conference.

Jim Taiclet:

Good morning, everybody, and welcome to the call. This is Jim Taiclet in Boston; and I’m joined by Hal Hess, Brad Singer, and Aileen Torrance, all whom have been instrumental in what we’ve been doing over the last few days here.

Today is a great day for American Tower. As you know from the morning’s announcements and press coverage, we’re excited to share with you the news that we’ve reached an agreement with SpectraSite under which they’ll become a subsidiary of American Tower and American Tower will be the surviving company going forward with the assets and much of the talent of SpectraSite a part of us.

We believe this combination is going to create the premier tower company in America and shortly, we’re going to be conveying our message to investors and hopefully we’ll have continued strong reaction from them as well.

This deal brings together two like-minded companies with very similar strategies to create the single provider in the tower industry disposition clearly to lead our industry. We’re both focused on customer satisfaction, operational excellence, people development, and process improvement, and I’ve gotten to learn about these things personally from working with Steve Clark and Tim Biltz and others in putting this altogether; very like-minded approach as we have.

Our combined companies are going to be unparalleled in scale, in coverage and diversity, and in reach; and the key—these are the key factors, which contribute to success in our industry.

Now with the combinations completed, we think about six months down the road and hopefully a little bit sooner, we’ll have increased our tower portfolio by almost 66% and the total tower count in the combined company would be upwards of 22,000 plus towers and 400 broadcast towers will be included in that number, and also, the 2,300 towers we have in our high-growth International markets in Mexico and Brazil; so a very diverse, very strong company.

What will be helpful in this combination also is that the new company will have about 65% of the towers in the portfolio in the U.S., located in the top-100 wireless markets. And our share of the big five carrier networks will go from about 10% on American Tower’s percent of their network today, doubling up to about 20% with the combined company. So our share of mind, share of wallet with our big customers will double through this transaction.

Our larger, more expensive network platform is going to position us well to provide more comprehensive services, longer and more rich agreements we believe to help us—to help our customers as we support their infrastructure requirements in the future. And specifically, in addition to new tower space, on our existing towers, we’ll have better resources to appoint new towers, to continue to drive our site at zoning, permitting and engineering services, along with our structural analysis group.

And in addition to all of that, SpectraSite brings an excellent in-building systems business to us. They have exclusive positions in many malls and casinos across the United States. They also manage rooftops as we do and they’re embarking on distributing the antenna solutions for outdoor use as well.

So we’re going to be joining with another company that’s looking towards the future and is driving our fast-growing business in the tower sector.

Now with our proven track record and performance, location of our towers, and the national scope of our products, we’re going to be able to better partner with our customers and prove our overall share of business with them, we believe, and that’s our ultimate goal.

If you’ve been watching SpectraSite over the last number of quarters, you’ll see that they’ve also been doing very well operationally and financially, performing to their objectives; and again, in that regard, this is a very good match of two high-performing companies.

We expect to realize a net present value of over $400 million of synergies to make the deal valuable with shareholders. We’ll be able to increase our EBITDA, our profitability, and our free cash flow growth over the near-end mid-term.

Through our size, we’re also going to diversify as well and ultimately we expect that our bigger size and our better credit quality will help us lower our cost to capital over time.

In addition, the greater market cap of the two companies, just to give you a sense, they’re at about $3 billion, we’re at about $4.5 billion, so a total of $7.5 billion in market cap. That will hopefully broaden our investor base and ultimately get us into some index fund coverage as well, we hope.

Now for employees at both companies, we’re going to be entering a period of change; change is always challenging, difficult, it creates uncertainty. For some of our employees and our managers, this transaction is going to mean expanded opportunities for you — maybe more territory, more responsibility, more people. It will expand the career development possibilities for people across the company and, indeed, across the combined company.

However, on both sides of the aisle, there will probably be some job losses as we move forward here in order to deliver on the shareholder value of which we’ve committed. Our goal in achieving the shareholder value creation here is to pull together the very best talent from both companies and the leadership of the management team that you’re familiar with is going to drive that.

And our priority is going to be on a communication basis to let you know where the deal stands, where your location and your organization stands as we know it and on a regular basis.

For those, again, on either side of the aisle, SpectraSite—or legacy American Tower folks will be laying out very clear severance packages and plans for those of us from either company who do not continue with the new combined company. We’ll be getting that information out to folks shortly.

But you’re going to have lots of questions and issues that you’re going to want to raise and we want to hear them. So in the near-term, we encourage you to speak with your manager or submit your questions to the Employee Portal under the Highlight section on the Home Page and you’ll see a segment there entitled, Your Merger Questions, and you can click right through that and submit your questions directly.

In addition, there are going to be communications and meetings throughout the day from your VPs, Directors, etc., to give you a chance to hear a little bit more about what is happening and also to address your questions that they can address at this time.

Over the next couple of weeks, you’ll also see senior management visiting many of our locations and, in fact, some SpectraSite locations too to meet employees and also to, again, address questions directly.

Now we’ve announced this acquisition today and a lot of work has been done to get to this point but it’s just the beginning, there’s going to be a lot more to do before the deal closes and even after to ensure the success of this transaction and the opportunity we got in front of us. This is going to take several months to complete.

We’re going to need to create a joint proxy with our colleagues from SpectraSite, submit that to a shareholder vote which will be few months down the road, and in parallel, we’ll be going through a regulatory approval process with either the Federal Trade Commission or the Justice Department to evaluate our deal from a competitive aspect.

And in the meantime, all of us and all of you need to be 100% focused on the current business; you know, we still got to lease up our towers, we still want to maintain 100% regulatory compliance, we still want to make sure we’re managing costs, and we’re developing people as we move through this process.

An important and critical element of what we’re going to be doing here is announcing an Integration Team. That Integration Team is going to be led from our side by Steven Moskowitz and from the SpectraSite side by Tim Biltz. And Steven and Tim will be then crafting a team of leaders with them that will cover each major element of the transaction, each major function of the organization, to figure out where the best practice is, where the best systems and process is, what would be the best locations and leadership for us to move forward together. So it will be a joint and open process and, again, we’ll be communicating with you consistently along the way.

And finally, let me just thank everybody for the continued dedication and hard work. We also reported our first quarter results today which were very good, very supportive of, you know, the deal being well-received, and that’s a matter of each and every one of you doing the job everyday satisfying customers.

So the continued success of both companies is going to depend continually and into the future on the work ethic that you bring and the dedication that you’ve had and all the things that you’ve been doing every day, and only because of those things are we here at this point in the company’s history today.

So again, this is a great day for American Tower. It makes it an important day for the wireless industry in general. We’re reaching out to investors and customers and also, you know, getting our message to the press that we think is an important moment and we’re going to be relying on all of you to help us make it a real success.

So again, you’ll be hearing more from your local management and vice presidents throughout the next few days and weeks and we’ll keep you informed through the Employee Portal and our communication vehicles that you’re used to seeing.

So that’s everything for now and again, thank you for all the hard work and we’ll look forward to working together with our new colleagues from SpectraSite to bring this great company together. Thanks, everybody. Have a great day. Bye, now.

Operator:	This concludes today’s American Tower Employee conference call. You may now disconnect.

END

Cautionary Language Concerning Forward-Looking Statements

Statements herein regarding the proposed transaction between American Tower and SpectraSite, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about American Tower and SpectraSite management’s future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of American Tower’s and SpectraSite’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of American Tower and SpectraSite shareholders to approve the transaction; the ability of American Tower to successfully integrate SpectraSite’s operations and employees; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers and employees; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in American Tower’s and SpectraSite’s filings with the Securities and Exchange Commission (“SEC”), including each company’s Annual Report on Form 10-K for the year ended December 31, 2004, which are available at the SEC’s website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and American Tower and SpectraSite disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date hereof.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction, American Tower plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus. INVESTORS AND SECURITY HOLDERS OF AMERICAN TOWER AND SPECTRASITE ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERICAN TOWER, SPECTRASITE, THE PROPOSED TRANSACTION AND RELATED MATTERS. The final Joint Proxy Statement/Prospectus will be mailed to shareholders of American Tower and SpectraSite. Investors and securityholders of American Tower and SpectraSite will be able to obtain copies of the Registration Statement and the Joint Proxy Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about American Tower and SpectraSite, without charge, at the SEC’s website http://www.sec.gov. These documents may also be obtained for free from American Tower by directing a request to American Tower Corporation, Investor Relations, 116 Huntington Ave, Boston, MA 02116 or for free from SpectraSite by directing a request to SpectraSite, Inc., 400 Regency Forest Drive, Cary, NC 27511, Attention: Secretary.

Participants in Solicitation

American Tower, SpectraSite and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from American Tower and SpectraSite shareholders in respect of the proposed transaction. Information regarding American Tower’s participants is available in American Tower’s Annual Report on Form 10-K for the year ended December 31, 2004, and the proxy statement, dated April 27, 2005, for its 2005 annual meeting of stockholders, which are filed with the SEC. Information regarding SpectraSite’s participants is available in SpectraSite’s Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement, dated March 31, 2005, for its 2005 annual meeting of shareholders, which are filed with the SEC. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Joint Proxy Statement/Prospectus to be filed with the SEC.